

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-Mail
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re:** **Top to Bottom Pressure Washing, Inc.**
> **Pre-effective Amendment 11 to Registration Statement on Form S-1**
> **Filed July 16, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

We have reviewed the above-filing and have the following comment.

<u>General</u>

1. Please remove the disclosure throughout the registration statement indicating that the selling security holders may sell the shares through ordinary brokerage transactions and open market transactions.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief